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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___04/01/17___ AND ENDING___03/31/18___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redburn (USA) LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th Floor
                              (No. and Street)

New York   NY   10017
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel   (212) 803-7302
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                 (Name – if individual, state last, first, middle name)

5 Times Square   New York   NY   10036
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I___Larry Kimmel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Redburn (USA) LLC_____ , as of ___March 31_____, 20 18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions_____



Signature

CAO/CCO

Title



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/_2018_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Redburn (USA) LLC
March 31, 2018
With Report of Independent Registered Public
Accounting Firm

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2018

Contents



Report of Independent Registered Public Accounting Firm

To the Member of Redburn (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the Company) as of March 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

May 30, 2018

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2018

Assets		
Cash	$	4,269,654
Restricted cash equivalents		427,820
Receivables from broker dealers		787,927
Prepaid expenses		577,030
Deferred tax assets		550,882
Fixed assets, net of accumulated depreciation and amortization		365,551
Other assets		2,108
Total assets	$	6,980,972
Liabilities and member's equity		
Liabilities:		
Accrued compensation and benefits	$	1,613,662
Payable to Parent		563,180
Accounts payable		301,697
Accrued professional fees		168,103
Deferred tax liabilities		110,176
Deferred rent		110,156
Accrued expenses and other liabilities		81,497
Accrued income taxes payable		16,350
Total liabilities		2,964,821
Member's equity		4,016,151
Total liabilities and member's equity	$	6,980,972

See accompanying notes to the statement of financial condition.

Redburn (USA) LLC

Notes to Statement of Financial Condition

March 31, 2018

1. Organization

Redburn Partners (USA) L.P. was originally established in May 2006 as a partnership under the laws of the State of New York. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC (the "Company"). At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. All of the Company's profits and losses are allocated to the Parent.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities.

The Company clears its securities transactions on a fully-disclosed basis primarily through Apex Clearing Corporation ("Apex"). The Company also has a fully disclosed agreement with Goldman Sachs Execution & Clearing, L.P.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk.

As of March 31, 2018, the Company maintained a certificate of deposit of $126,797 and a money market deposit account of $210,918 to secure a letter of credit on its New York office lease. The certificate of deposit will mature in September 2018 and is eligible for renewal upon maturity. As of March 31, 2018, the Company also maintained a money market deposit account of $90,105 to secure one of its credit card balances. The certificate of deposit and the money market deposit accounts are recorded as restricted cash equivalents on the Statement of Financial Condition.

Receivables from Broker Dealers

Receivables from broker dealers includes a clearing deposit of $500,000 that the Company maintains with one of its clearing brokers. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

Valuation of Assets and Liabilities – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures" ("ASC820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Significant Accounting Policies (continued)

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or for substantially the full term of the financial instrument.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The categorization within the fair value hierarchy is based on the lowest level of the significant inputs to valuation.

The Company had no financial instruments carried at fair value at March 31, 2018.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2018

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company passes all non U.S. equities orders to the Parent in London for execution with the Company's clearing broker and all U.S equities orders are executed directly with the Company's clearing broker. The Company collects commissions from executing equities transactions for its customers. The Company does not recognize revenue related to its research or execution services. Rather, in accordance with a transfer pricing agreement with the Parent, the Company transfers any income collected to the Parent. The Parent pays the Company a mark-up of 6.5% on all employment and administrative costs incurred by the Company.

Stock Based Compensation

Options

Under a plan established by the Parent, phantom options of the Parent's shares may be granted on a discretionary basis to selected employees of the Company. The exercise price of the options is equal to the estimated market price of the shares on the date of grant, which is derived from a discounted cash-flow model. The options have a seven year contractual term and vest three years after the grant date and are exercisable once a year on October 31. The options are exercisable only if the grantee is currently employed by the Company.

In accordance with ASC 718, "Stock Based Compensation," all options granted are classified as liabilities since the Company settles the options in cash. The options are measured at fair value on the grant date and re-measured at each reporting date until settlement.

The fair value of outstanding options is determined using a Black-Scholes model. The Company uses the following methods to determine its underlying assumptions: expected volatilities are based on volatilities observed for comparable companies over a historic period commensurate to the expected term; the expected term of options granted is based on historical experience; and the risk-free interest rate is based on estimated yields on zero coupon UK government gilts with a maturity similar to the exercise term. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The key assumptions adopted in determining the year end valuation were a long-term volatility of between 25.6% and 26.2% and a risk free interest rate of between 0.60% and 0.91%.

2. Significant Accounting Policies (continued)

Shares

The Parent grants share awards to the Company's employees from time to time. The share awards vest over a period of one year to three years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no performance conditions or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted. Where shares are awarded to employees at below fair market value, the difference between the fair market value of the award on the date of grant and the consideration paid by the employee is also recognized as compensation cost over the vesting period of the award. The Company permits employees to elect to receive fewer shares on vest date than specified in the original award, in lieu of the Company paying taxes due on the award on the employee's behalf. The award in the form of shares is accounted for as equity, while the estimated cash tax settlement that employees may elect for the Company to pay is accounted for as a liability, which is revaluated at each balance sheet date.

Income Taxes

Effective January 1, 2010, the Company elected to change its tax classification from a partnership to a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

2. Significant Accounting Policies (continued)

The provision of ASC 740, *Income Taxes* ("ASC 740"), clarifying the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs and requires new disclosures. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. The Company adopted ASU 2014-09 effective April 1, 2018 and concluded that it will have no impact on the financial statement.

Stock Compensation

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016. The Company adopted ASU 2016-09 for the period beginning April 1, 2017 and it did not impact the statement of financial condition.

In May 2017, the FASB issued ASU 2017-09, *Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting*. ASU 2017-09 provides guidance about which changes to terms or condition of a share-based payment award require an entity to apply modification accounting in Topic 718. This ASU is effective for annual reporting periods beginning after December 15, 2017. The Company has evaluated the impact that this ASU will have on its statement of financial condition and does not expect the impact to be material.

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2018

2. Significant Accounting Policies (continued)

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statement and related disclosures.

3. Fixed Assets

Details of fixed assets at March 31, 2018 were as follows:

Computers	$ 659,532
Furniture and equipment	261,970
Leasehold improvements	329,154
Subtotal	1,250,656
Less: Accumulated depreciation and amortization	(885,105)
Total fixed assets, net of accumulated depreciation and amortization	$ 365,551

4. Commitments and Contingent Liabilities

The Company leases office and storage space in New York City under operating leases which will expire in February 2022. The office lease is secured by a standby letter of credit that is collateralized by a certificate of deposit and a money market deposit account.

The Company also leases office space in California under an operating lease. The lease expired in February 2018 and was renewed through February 2019.

Additionally, the Company leases office space under an operating lease in Boston. The lease expired in August 2017 and was renewed through August 2018.

4. Commitments and Contingent Liabilities (continued)

Aggregate future minimum rental payments under operating leases for the years subsequent to March 31, 2018 are approximately as follows:

Years ending March 31:	
2019	$ 482,000
2020	458,000
2021	458,000
2022	419,000
2023	0
Thereafter	0
Total	$ 1,817,000

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing brokers against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

5. Related Party Transactions

Securities transactions, revenues and receivable from Parent

The Company earned total service fee revenues from the Parent for the year ended March 31, 2018. As of March 31, 2018, As of March 31, 2018, payments received by the Company related to service fee revenues exceeded the amount due to the Company by the Parent by $574,681 and was included within Payable to Parent on the Statement of Financial Condition.

Travel and Entertainment related costs and receivable from Parent

From time to time, some of the Parent's employees incur travel and entertainment expenses which are paid by the Company and subsequently reimbursed to the Company by the Parent. As of March 31, 2018, $11,501 was due from the Parent related to expense reimbursements and was included within Payable to Parent on the Statement of Financial Condition.

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2018

5. Related Party Transactions (continued)

Stock Based Compensation

Options

As of March 31, 2018, using a conversion rate of US$1.40114 per British Pound, the total fair value of phantom options of the Parent's shares granted and outstanding to Company employees was $58,076 and was included in accrued compensation and benefits on the Statement of Financial Condition.

The following table details the number and exercise prices of, and movements in, share options during the year:

	Exercise Price	Fair Value	Number of Share options				
Exercisable			As of April 1, 2017	Granted	Exercised	Lapsed/ Forfeited	As of March 31, 2018
October 2011 to October 2018	£6.50	£1.93	10,256	–	–	–	10,256
November 2013 to November 2020	£8.00	£1.28	12,500	–	–	–	12,500
October 2014 to October 2021	£8.00	£1.41	4,007	–	–	–	4,007
Totals			26,763	–	–	–	26,763

All outstanding options were fully vested prior to April 1, 2017.

Shares

The following table details the number and weighted average grant date fair values of, and movements in, shares during the year:

	As of April 1, 2017	Granted	Vested	Forfeited	As of March 31, 2018
Unvested share based payments					
Number of shares	10,000	19,505	(6,250)	–	23,255
Weighted average grant date fair value	£8.00	£8.08	£8.00	–	£8.06

Notes to Statement of Financial Condition (continued)

March 31, 2018

6. Income Taxes

As of March 31, 2018, the deferred tax assets and liabilities included in the Statement of Financial Condition were as follows:

	March 31, 2018
Deferred tax assets	$ 550,882
Deferred tax liabilities	110,176
Net deferred tax assets	$ 440,706

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liabilities are the result of timing differences related to the depreciation of fixed assets. Management believes that it is more likely than not that the deferred tax assets will be realized.

On December 22, 2017, the United States Congress and the Administration signed into law the Tax Cuts and Jobs Act ("TCJA"). TCJA made significant changes to the federal corporate income tax laws, including reducing the corporate income tax rate from 35% to 21%, effective January 1, 2018. The carrying value of the Company's deferred tax assets and liabilities are also determined by the enacted US corporate income tax rate. Consequently, any changes in the US corporate income tax rate impacts the carrying value of the Company's deferred tax assets and liabilities. Under the new corporate income tax rate of 21%, deferred tax assets and liabilities decreased by $234,909 and $46,982, respectively. The TCJA also enacted new tax laws that apply prospectively including, but not limited to, an expanded definition of non-deductible fines and penalties and the imposition of a new type of tax called the base erosion and anti-abuse tax.

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2018

6. Income Taxes (continued)

Given the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which allows registrants to record provisional amounts during a one year "measurement period". The measurement period is deemed to end earlier when the registrant has obtained, prepared and analyzed the information necessary to finalize it accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed. The Company has applied the provisions of SAB 118.

SAB 118 summarizes a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Act. As the Company's income tax provision is based on information available at this time and may change upon the discovery of clarifying guidance and/or additional facts, the accounting for the impact of the Act is considered provisional. As of March 31, 2018, management does not believe that the impact of the TCJA will materially impact the Company's statement of financial condition.

As of March 31, 2018, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2015 to 2017 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $9,000 per annum. As of March 31, 2018, $72,018 of the contributions were payable and included in accrued compensation and benefits on the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At March 31, 2018, the Company had net capital of $2,953,505 which was $2,703,505 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Company has evaluated subsequent events through May 30, 2018, the date that the statement of financial condition was issued, and determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.